EXHIBIT 99.1

ING to nominate Alexandra Reich as member of the Supervisory Board, releases proxy materials for 2023 AGM

ING to nominate Alexandra Reich as member of the Supervisory Board, releases proxy materials for 2023 AGM

ING will propose to the Annual General Meeting (AGM) on Monday 24 April 2023 to appoint Alexandra Reich to the Supervisory Board. Upon decision by the AGM, the appointment of Alexandra Reich will be effective as of the end of the AGM. The proposed appointment is part of the agenda for the 2023 AGM as published today and has been approved by the European Central Bank.

Alexandra Reich (Austrian, 1963) brings more than 20 years of experience as a senior leader in the telecoms sector. From 2016 to 2020, she held various positions at Telenor, including as CEO of subsidiaries in Hungary and Thailand. Previously she also held various management positions at Swisscom (2009-2016) and Sunrise, Hutchison3G, UTA and Deutsche Telekom. She started her career at Raiffeisen Zentralbank. Currently she holds non-executive positions at Cellnex Telecom, Salt Switzerland and Delta Fiber. Alexandra holds a degree in business and economics from the University of Business & Economics in Vienna, Austria.

As announced on 3 March 2023, it will also be proposed to the AGM to appoint Karl Guha to the Supervisory Board with the intention to elect him as chairman, succeeding Hans Wijers. Other than earlier announced, the appointment will be effective upon the stepping down of Hans Wijers from the Supervisory Board, which is expected on 1 July 2023. Furthermore, it will be proposed to the AGM to reappoint Mike Rees and Herna Verhagen for a next term of four years as members of the Supervisory Board. They both were first appointed in 2019. Mike Rees is vice-chairman of the Supervisory Board and chairs the Risk Committee. Herna Verhagen chairs the Remuneration Committee. As announced earlier, Mariana Gheorghe will step down from the Supervisory Board at the end of the AGM, having completed two terms of four years.

ING will also propose to the AGM to reappoint Tanate Phutrakul, currently CFO of ING, to the Executive Board for a next period of four years. Tanate Phutrakul was appointed to the Executive Board at the AGM in 2019.

The agenda also includes the proposal to the AGM to reappoint KPMG Accountants N.V. as external auditor of ING Group for a period of two years, to audit the financial statements for each of the financial years 2024 and 2025. KPMG was appointed as ING’s auditor at the 2015 AGM and was reappointed for a period of four years in 2020. After the audit of the 2025 financial statements, KPMG will have fulfilled the maximum period of 10 years as external auditor of ING Group.

Full details of all agenda items, including the aforementioned proposals, are included in the proxy materials for our Annual General Meeting, to be held on Monday, 24 April 2023 at 2 p.m. CEST in Amsterdam. The proxy materials also include the 2022 Annual Report of ING, including the Annual Accounts and the reports of the Executive Board and the Supervisory Board, as published on 9 March 2023, as well as other information and documents as required by law. The proxy materials, including the agenda for the AGM, are available on our website (ing.com/agm).

Registered shareholders may attend the AGM either in person at our corporate office ‘Cedar’ (Bijlmerdreef 106, 1102 CT Amsterdam, the Netherlands) or remotely, by logging on to the electronic platform ‘Evote by ING’, available via ing.com/agm. The supporting materials published today provide further details on how to register, participate and vote. The AGM will also be webcast live via ing.com. Shareholders are advised to check the information on the website regularly for any updates, including details on admission requirements.

Note for editors
For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr.

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ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 58,000 employees off er retail and wholesale banking services to customers in over 40 countries.

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